Exhibit 4.75

Greenwich Biosciences, Inc.

Change in Control and Severance Benefit Plan

Section 1.	Introduction.

The Greenwich Biosciences, Inc. Change in Control and Severance Benefit Plan (the “Plan”) is hereby established effective upon the Effective Date (as defined in the Appendix). The purpose of the Plan is to provide for the payment of change in control and severance benefits to eligible service providers of the Company. This Plan document also is the Summary Plan Description for the Plan. Capitalized terms used in this Plan shall have the meanings set forth in the Appendix which is attached hereto and incorporated herein in its entirety.

Section 2.	Eligibility for Benefits.

(a)           Eligible Participants. Each and every employee of the Company who primarily lives in and works for the Company in the U.S. is a Participant eligible to receive Change in Control Benefits set forth in Section 3(a). While the Plan is intended primarily for the benefit of employees, the Plan Administrator has the discretion to designate in writing other individuals who provide services (including non-employee services) to the Company as Participants eligible to receive Change in Control Benefits set forth in Section 3(a), and the provision of any such benefits to such individuals shall in no way obligate the Company, any Company Group member or the Plan Administrator to provide such benefits to any other individual, even if similarly situated. In addition, the Plan Administrator may, in its discretion, designate in writing any individual Participant as eligible to receive Severance Benefits, which benefits will be set forth in a separate Participation Agreement with the Participant. In order to be eligible for any such Severance Benefits, a Participant must (1) execute and return the Participation Agreement to the Company within the time period provided therein and (2) execute a Release within the applicable time period set forth therein, and allow such Release to become effective in accordance with its terms, which must occur in no event more than 60 days following the date of the Participant’s Involuntary Termination, CIC Termination or RIF Termination, as applicable.

(b)           Plan Benefits Provided In Lieu of Individual Agreement Benefits. This Plan shall supersede any change in control or severance benefit plan, policy or practice previously maintained by the Company with respect to a Participant and any change in control or severance benefits in any individually negotiated employment contract or other written or oral agreement between the Company and a Participant; provided that, this Plan shall be in addition to, and not supersede, the terms of the LTIP and any equity award granted to a Participant thereunder and, for the avoidance of doubt, this Plan shall not interfere with or affect the rights of the Company to discharge any individual or such individual to terminate his or her employment or other services with the Company and, except as provided otherwise in a Participant’s Participation Agreement (if any), any written notice or pay-in-lieu of notice provisions that the Company and a Participant have previously agreed to.

(c)           Exceptions to Severance Benefit Entitlement. An individual who otherwise is Participant designated to receive Severance Benefits and has timely executed a Participation Agreement will not receive Severance Benefits under the Plan in the following circumstances, as determined by the Plan Administrator in its sole discretion:

(1)       The Participant voluntarily terminates employment with the Company in order to accept employment with another entity that is wholly or partly owned (directly or indirectly) by the Company or a member of the Company Group.

(2)       The Participant is offered an identical or substantially equivalent or comparable position with the Company or a member of the Company Group. For purposes of the foregoing, a “substantially equivalent or comparable position” is one that provides the employee substantially the same level of responsibility and compensation and would not give rise to the employee’s right to a Resignation for Good Reason.

(3)       The Participant is offered immediate reemployment by a successor to the Company (or Parent, if applicable) or by a purchaser of the assets of the Company (or Parent, if applicable), as the case may be, following a Change in Control and the terms of such reemployment would not give rise to the employee’s right to a Resignation for Good Reason. For purposes of the foregoing, “immediate reemployment” means that the employee’s employment with such successor entity or asset purchaser, as the case may be, results in uninterrupted employment such that the employee does not incur a lapse in pay or benefits as a result of the Change in Control. For the avoidance of doubt, a Participant who becomes immediately reemployed as described in this Section 2(c)(3) by a successor to the Company (or Parent, if applicable) or by a purchaser of the assets of the Company (or Parent, if applicable), as the case may be, following a Change in Control shall continue to be a Participant following the date of such reemployment.

(4)       The Participant is rehired by the Company or a member of the Company Group and recommences employment prior to the date Severance Benefits under the Plan are scheduled to commence.

(d)           Termination or Reduction of Benefits. A Participant’s right to receive benefits under this Plan shall terminate immediately if, at any time prior to or during the period for which the Participant is receiving benefits under the Plan, the Participant, without the prior written approval of the Plan Administrator, breaches any material statutory, common law, or contractual obligation to the Company or a member of the Company Group (including, without limitation, the contractual obligations set forth in any confidentiality, non-disclosure and developments agreement or similar type agreement between the Participant and the Company or Company Group member, as applicable).

Section 3.	Description of Benefits.

(a)           Change in Control Benefits. The following provisions of this Section 3(a) shall apply to all Participants upon a Change in Control.

(1)       Upon a Parent CIC (irrespective of whether such Parent CIC is also a Company CIC), all Equity Awards will receive Full Acceleration, as of immediately prior to the Closing or on such other date as the Committee may determine (such date being no later than the Closing).

(2)       Upon a Company CIC that is not also a Parent CIC, to the extent the surviving or acquiring entity (or its parent company) in such Company CIC does not either assume or continue any Participant’s Equity Award (whether unvested or vested) or substitute a similar stock award for such Equity Award (including but not limited to, an award to acquire the same consideration paid to the stockholders of the Company in the Company CIC), then, such Equity Award that is not assumed, continued, or substituted for shall receive Full Acceleration, as of immediately prior to the Closing or on such other date as the Committee may determine (such date being no later than the Closing). If and to the extent that any Participant’s Equity Award is assumed, continued or substituted for by the surviving or acquiring entity (or its parent company) in such Company CIC as described above in this Section 3(a)(2) (such award, a “Replacement Equity Award”), then if the Participant incurs an Involuntary Termination upon Closing or within the 24 months following Closing, such Replacement Equity Award shall, to the extent not previously accelerated, receive Full Acceleration, effective upon such Involuntary Termination.

(b)           Severance Benefits. If a Participant has been offered a Participation Agreement providing for Severance Benefits, the terms of such Severance Benefits shall be set forth in the Participation Agreement. The Plan Administrator, in its sole discretion, shall have the authority to reduce a Participant’s Severance Benefits, in whole or in part, by any other severance benefits, pay and benefits provided during a period following written notice of a business closing or mass layoff, pay and benefits in lieu of such notice, or other similar benefits payable to the Participant by the Company or a Company Group member that become payable in connection with the Participant’s termination of employment pursuant to (i) any applicable legal requirement, including, without limitation, the U.S. Worker Adjustment and Retraining Notification Act or any other similar state law or (ii) any Company or Parent policy or practice providing for the Participant to remain on the payroll for a limited period of time after being given notice of the termination of the Participant’s employment, and the Plan Administrator shall so construe and implement the terms of the Plan. Any such reductions that the Plan Administrator determines to make pursuant to this Section 3(b) shall be made such that any Severance Benefit under the Plan shall be reduced solely by any similar type of benefit under such legal requirement, agreement, policy or practice (i.e., any cash severance benefits under the Plan shall be reduced solely by any cash payments or severance benefits under such legal requirement, agreement, policy or practice). The Plan Administrator’s decision to apply such reductions to the Severance Benefits of one Participant and the amount of such reductions shall in no way create any obligation to apply the same reductions in the same amounts to the Severance Benefits of any other Participant, even if similarly situated. In the Plan Administrator’s sole discretion, such reductions may be applied on a retroactive basis, with Severance Benefits previously paid being re-characterized as payments pursuant to the Company’s (or Parent’s, if applicable) statutory obligation, as applicable, and to the extent permissible under applicable law.

(c)           Parachute Payments. If any payment or benefit a Participant will or may receive from the Company, Company Group member or otherwise (a “Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such Payment shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state, local and foreign employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in the Participant’s receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for the Participant. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Notwithstanding any provisions in this Section above to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for the Participant as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

Unless the Participant and the Company agree on an alternative accounting firm or law firm, the accounting firm engaged by the entity undergoing the Change in Control (the Company (or the Parent, as applicable) for general tax compliance purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company or the Parent is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized accounting or law firm to make the determinations required by this Section. The Company shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to Participant and the Company within 15 calendar days after the date on which Participant’s right to a Payment becomes reasonably likely to occur (if requested at that time by Participant or the Company) or such other time as requested by Participant or the Company.

If the Participant receives a Payment for which the Reduced Amount was determined pursuant to clause (x) above and the U.S. Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, the Participant agrees to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) above) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) above, the Participant shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

Section 4.	Return of Company Property.

A Participant who is eligible for Severance Benefits under the Plan will not be entitled to payment of any such Severance Benefits unless and until the Participant returns all Company Property. For this purpose, “Company Property” means all documents (and all copies thereof) and other property of the Company and all Company Group members which the Participant had in Participant’s possession at any time, including, but not limited to, files, notes, drawings, records, plans, forecasts, reports, studies, analyses, proposals, agreements, financial information, research and development information, sales and marketing information, operational and personnel information, specifications, code, software, databases, computer-recorded information, tangible property and equipment (including, but not limited to, computers, facsimile machines, mobile telephones, servers), credit cards, entry cards, identification badges and keys; and any materials of any kind which contain or embody any proprietary or confidential information of the Company or any member of the Company Group (and all reproductions thereof in whole or in part).

Section 5.	Time of Payment and Form of Benefits.

All payments and benefits under the Plan will be subject to applicable required withholding for federal, state, foreign and local taxes. All benefits provided under the Plan are intended to satisfy the requirements for an exemption from application of Section 409A to the maximum extent that an exemption is available and any ambiguities herein shall be interpreted accordingly; provided, however, that to the extent such an exemption is not available, the benefits provided under the Plan are intended to comply with the requirements of Section 409A to the extent necessary to avoid adverse personal tax consequences and any ambiguities herein shall be interpreted accordingly.

Notwithstanding anything to the contrary set forth herein, any Severance Benefits provided under the Plan that constitute “deferred compensation” within the meaning of Section 409A shall not commence in connection with a Participant’s termination of employment unless and until the Participant has also incurred a Separation from Service, unless the Company reasonably determines that such amounts may be provided to the Participant without incurring adverse tax consequences under Section 409A. In addition, if and to the extent necessary to avoid adverse tax consequences under Section 409A, notwithstanding anything to the contrary set forth herein, a “Change in Control” for must also constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

It is intended that (i) each installment of any benefits payable under the Plan to a Participant be regarded as a separate “payment” for purposes of U.S. Treasury Regulations Section 1.409A-2(b)(2)(i) and (ii) all payments of any such benefits under the Plan satisfy, to the greatest extent possible, the exemptions from the application of Section 409A, including those provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9)(iii). However, if the Company determines that any benefits payable under the Plan constitute “deferred compensation” under Section 409A and the Participant is a “specified employee” of the Company, as such term is defined in Section 409A(a)(2)(B)(i), then, solely to the extent necessary to avoid the imposition of the adverse personal tax consequences under Section 409A, (A) the timing of such benefits shall be delayed until the earlier of (1) the date that is six months and one day after the Participant’s Separation from Service and (2) the date of the Participant’s death (such applicable date, the “Delayed Initial Payment Date”), and (B) the Company shall (1) pay the Participant a lump sum amount equal to the sum of the benefit payments that the Participant would otherwise have received through the Delayed Initial Payment Date if the commencement of the payment of benefits had not been delayed pursuant to this paragraph and (2) commence paying the balance, if any, of the benefits in accordance with the applicable payment schedule.

In no event shall payment of any Severance Benefits under the Plan be made prior to a Participant’s employment termination date or prior to the effective date of the Release. If the Company determines that any Severance Benefits provided under the Plan constitute “deferred compensation” under Section 409A, and the Participant’s Separation from Service occurs at a time during the calendar year when the Release could become effective in the calendar year following the calendar year in which the Participant’s Separation from Service occurs, then regardless of when the Release is returned to the Company and becomes effective, the Release will not be deemed effective, solely for purposes of the timing of payment of Severance Benefits under this Plan, any earlier than the latest permitted effective date. Except to the extent that Severance Benefits may be delayed until the Delayed Initial Payment Date pursuant to the preceding paragraph, on the first regular payroll date following the effective date of a Participant’s Release, the Company shall (1) pay the Participant a lump sum amount equal to the sum of the Severance Benefits that the Participant would otherwise have received through such payroll date but for the delay in payment related to the effectiveness of the Release and (2) commence paying the balance, if any, of the Severance Benefits in accordance with the applicable payment schedule.

Section 6.	Transfer and Assignment.

The rights and obligations of a Participant under this Plan may not be transferred or assigned without the prior written consent of the Plan Administrator. This Plan shall be binding upon any entity or person who is a successor by merger, acquisition, consolidation or otherwise to the business formerly carried on by the Company without regard to whether or not such entity or person actively assumes the obligations hereunder and without regard to whether or not a Change in Control occurs.

Section 7.	Right to Interpret and Administer Plan; Amendment and Termination.

(a)           Interpretation and Administration. Prior to the Closing, the Plan Administrator shall be the Committee, which may delegate some of all of its authority to the Company’s Chief Executive Officer. The Plan Administrator shall have the exclusive discretion and authority to establish rules, forms, and procedures for the administration of the Plan and to construe and interpret the Plan and to decide any and all questions of fact, interpretation, definition, computation or administration arising in connection with the operation of the Plan, including, but not limited to, the eligibility to participate in the Plan and amount of benefits paid under the Plan. The rules, interpretations, computations and other actions of the Plan Administrator shall be binding and conclusive on all persons. Upon and after the Closing, the Plan will be interpreted and administered in good faith by the Representative who shall be the Plan Administrator during such period. All actions taken by the Representative in interpreting the terms of the Plan and administering the Plan upon and after the Closing will be final and binding on all Participants. Any references in this Plan to the “Committee” or “Plan Administrator” with respect to periods following the Closing shall mean the Representative.

(b)           Amendment. The Plan Administrator reserves the right to amend the Plan or any Participation Agreement at any time; provided, however, that any such amendment will not be effective as to a particular Participant who is or may be materially and adversely impacted by such amendment without the written consent of such Participant, unless such amendment is required pursuant to applicable law or regulation or to avoid adverse tax consequences under Section 409A.

(c)           Termination. Unless otherwise extended by the Committee, the Plan will automatically terminate upon the earliest of: (i) the three year anniversary of the Effective Date, if the Closing has not occurred on or prior to such date and (ii) following satisfaction of all the Company’s obligations under the Plan.

Section 8.	No Implied Employment or Service Contract.

The Plan shall not be deemed (i) to give any employee or other person any right to be retained in the employ or service of the Company or any member of the Company Group or (ii) to interfere with the right of the Company or any member of the Company Group to discharge any employee or other person at any time, with or without cause, which right is hereby reserved.

Section 9.	Legal Construction.

This Plan is intended to be governed by and shall be construed in accordance with ERISA and, to the extent not preempted by ERISA, the laws of the State of California.

Section 10.	Claims, Inquiries and Appeals.

(a)           Applications for Benefits and Inquiries. Any application for benefits, inquiries about the Plan or inquiries about present or future rights under the Plan must be submitted to the Plan Administrator in writing by an applicant (or his or her authorized representative). The Plan Administrator is:

Greenwich Biosciences, Inc.

Remuneration Committee of the GW Pharmaceuticals plc Board of Directors or Representative

5750 Fleet Street, Suite 200

Carlsbad, CA 92008

with a copy to:

Greenwich Biosciences, Inc.

General Counsel

5750 Fleet Street, Suite 200

Carlsbad, CA 92008

(b)           Denial of Claims. In the event that any application for benefits is denied in whole or in part, the Plan Administrator must provide the applicant with written or electronic notice of the denial of the application, and of the applicant’s right to review the denial. Any electronic notice will comply with the regulations of the U.S. Department of Labor. The notice of denial will be set forth in a manner designed to be understood by the applicant and will include the following:

(1)       the specific reason or reasons for the denial;

(2)       references to the specific Plan provisions upon which the denial is based;

(3)       a description of any additional information or material that the Plan Administrator needs to complete the review and an explanation of why such information or material is necessary; and

(4)       an explanation of the Plan’s review procedures and the time limits applicable to such procedures, including a statement of the applicant’s right to bring a civil action under Section 502(a) of ERISA following a denial on review of the claim, as described in Section 10(d) below.

This notice of denial will be given to the applicant within 90 days after the Plan Administrator receives the application, unless special circumstances require an extension of time, in which case, the Plan Administrator has up to an additional 90 days for processing the application. If an extension of time for processing is required, written notice of the extension will be furnished to the applicant before the end of the initial 90 day period.

This notice of extension will describe the special circumstances necessitating the additional time and the date by which the Plan Administrator is to render its decision on the application.

(c)           Request for a Review. Any person (or that person’s authorized representative) for whom an application for benefits is denied, in whole or in part, may appeal the denial by submitting a request for a review to the Plan Administrator within 60 days after the application is denied. A request for a review shall be in writing and shall be addressed to:

Greenwich Biosciences, Inc.

Remuneration Committee of the GW Pharmaceuticals plc Board of Directors or Representative

5750 Fleet Street, Suite 200

Carlsbad, CA 92008

with a copy to:

Greenwich Biosciences, Inc.

General Counsel

5750 Fleet Street, Suite 200

Carlsbad, CA 92008

A request for review must set forth all of the grounds on which it is based, all facts in support of the request and any other matters that the applicant feels are pertinent. The applicant (or his or her representative) shall have the opportunity to submit (or the Plan Administrator may require the applicant to submit) written comments, documents, records, and other information relating to his or her claim. The applicant (or his or her representative) shall be provided, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to his or her claim. The review shall take into account all comments, documents, records and other information submitted by the applicant (or his or her representative) relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

(d)           Decision on Review. The Plan Administrator will act on each request for review within 60 days after receipt of the request, unless special circumstances require an extension of time (not to exceed an additional 60 days), for processing the request for a review. If an extension for review is required, written notice of the extension will be furnished to the applicant within the initial 60 day period. This notice of extension will describe the special circumstances necessitating the additional time and the date by which the Plan Administrator is to render its decision on the review. The Plan Administrator will give prompt, written or electronic notice of its decision to the applicant. Any electronic notice will comply with the regulations of the U.S. Department of Labor. In the event that the Plan Administrator confirms the denial of the application for benefits in whole or in part, the notice will set forth, in a manner calculated to be understood by the applicant, the following:

(1)       the specific reason or reasons for the denial;

(2)       references to the specific Plan provisions upon which the denial is based;

(3)       a statement that the applicant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to his or her claim; and

(4)       a statement of the applicant’s right to bring a civil action under Section 502(a) of ERISA.

(e)           Rules and Procedures. The Plan Administrator will establish rules and procedures, consistent with the Plan and with ERISA, as necessary and appropriate in carrying out its responsibilities in reviewing benefit claims. The Plan Administrator may require an applicant who wishes to submit additional information in connection with an appeal from the denial of benefits to do so at the applicant’s own expense.

(f)       Exhaustion of Remedies. No legal action for benefits under the Plan may be brought until the applicant (i) has submitted a written application for benefits in accordance with the procedures described by Section 10(a) above, (ii) has been notified by the Plan Administrator that the application is denied, (iii) has filed a written request for a review of the application in accordance with the appeal procedure described in Section 10(c) above, and (iv) has been notified that the Plan Administrator has denied the appeal. Notwithstanding the foregoing, if the Plan Administrator does not respond to a Participant’s claim or appeal within the relevant time limits specified in this Section 10, the Participant may bring legal action for benefits under the Plan pursuant to Section 502(a) of ERISA.

Section 11.	Basis of Payments to and from Plan.

The Plan shall be unfunded, and all cash payments under the Plan shall be paid only from the general assets of the Company.

Section 12.	Other Plan Information.

(a)           Employer and Plan Identification Numbers. The Employer Identification Number assigned to the Company (which is the “Plan Sponsor” as that term is used in ERISA) by the Internal Revenue Service is 464429269. The Plan Number assigned to the Plan by the Plan Sponsor pursuant to the instructions of the Internal Revenue Service is 502.

(b)           Ending Date for Plan’s Fiscal Year. The date of the end of the fiscal year for the purpose of maintaining the Plan’s records is December 31.

(c)           Agent for the Service of Legal Process. The agent for the service of legal process with respect to the Plan is:

Greenwich Biosciences, Inc.

5750 Fleet Street, Suite 200

Carlsbad, CA 92008

In addition, service of legal process may be made upon the Plan Administrator.

(d)           Plan Sponsor. The “Plan Sponsor” is:

Greenwich Biosciences, Inc.

5750 Fleet Street, Suite 200

Carlsbad, CA 92008

(760) 795-2200

(e)           Plan Administrator. The Plan Administrator is the Committee (or its designee) prior to the Closing and the Representative upon and following the Closing. The Plan Administrator’s contact information is:

Greenwich Biosciences, Inc.

Remuneration Committee of the GW Pharmaceuticals plc Board of Directors or Representative

5750 Fleet Street, Suite 200

Carlsbad, CA 92008

with a copy to:

Greenwich Biosciences, Inc.

General Counsel

5750 Fleet Street, Suite 200

Carlsbad, CA 92008

The Plan Administrator is the named fiduciary charged with the responsibility for administering the Plan.

Section 13.	Statement of ERISA Rights.

Participants in this Plan (which is a welfare benefit plan sponsored by Greenwich Biosciences, Inc.) are entitled to certain rights and protections under ERISA. If you are a Participant, under ERISA, you are entitled to:

(a)           Receive Information About Your Plan and Benefits

(1)       Examine, without charge, at the Plan Administrator’s office and at other specified locations, such as worksites, all documents governing the Plan and a copy of the latest annual report (Form 5500 Series), if applicable, filed by the Plan with the U.S. Department of Labor and available at the Public Disclosure Room of the Employee Benefits Security Administration;

(2)       Obtain, upon written request to the Plan Administrator, copies of documents governing the operation of the Plan and copies of the latest annual report (Form 5500 Series), if applicable, and an updated (as necessary) Summary Plan Description. The Administrator may make a reasonable charge for the copies; and

(3)       Receive a summary of the Plan’s annual financial report, if applicable. The Plan Administrator is required by law to furnish each Participant with a copy of this summary annual report.

(b)           Prudent Actions by Plan Fiduciaries. In addition to creating rights for Plan Participants, ERISA imposes duties upon the people who are responsible for the operation of the employee benefit plan. The people who operate the Plan, called “fiduciaries” of the Plan, have a duty to do so prudently and in the interest of you and other Participants and beneficiaries. No one, including your employer, your union or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a Plan benefit or exercising your rights under ERISA.

(c)           Enforce Your Rights. If your claim for a Plan benefit is denied or ignored, in whole or in part, you have a right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request a copy of Plan documents or the latest annual report from the Plan, if applicable, and do not receive them within 30 days, you may file suit in a U.S. Federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator.

If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a U.S. state or Federal court.

If you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a U.S. Federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees, for example, if it finds your claim is frivolous.

(d)           Assistance with Your Questions. If you have any questions about the Plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, or if you need assistance in obtaining documents from the Plan Administrator, you should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington, D.C. 20210. You may also obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

Appendix

Definitions

Greenwich Biosciences, Inc.

Change in Control and Severance Benefit Plan

“Base Salary” means base pay from the Company and any other Company Group member, if applicable (excluding incentive pay, premium pay, commissions, overtime, bonuses and other forms of variable compensation) as in effect prior to any reduction that would give rise to a Participant’s right to a Resignation for Good Reason.

“Cause” means, with respect to a particular Participant, first, as such term is defined the Participant’s written employment or offer letter agreement with the Company or, in absence of such agreement, any of the following events: (i) conviction, indictment or pleading guilty or no contest to any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof or any country where a member of the Company Group operates; (ii) intentional misconduct; (iii) sustained poor job performance and/or failure to meet material performance or production standards, as determined by the Plan Administrator in good faith; (iv) unauthorized use or disclosure of confidential information or trade secrets of any member of the Company Group; (v) attempted commission of, or participation in, a fraud or act of dishonesty against any member of the Company Group; (vi) material violation of any contract or agreement between the Participant and any member of the Company Group, any written policy of a member of the Company Group applicable to the Participant, or of any statutory duty owed to any member of the Company Group; (vii) intentional act that has or is reasonably likely to lead to a material detrimental effect on the reputation or business of any member of the Company Group; (viii) failure to cooperate with any member of the Company Group in any investigation or formal proceeding

“Change in Control” means either a Company CIC or a Parent CIC. For the avoidance of doubt, a Change in Control shall not require both a Company CIC and a Parent CIC but shall be deemed to occur in the event of either a Company CIC or a Parent CIC.

“Company CIC” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)       there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not own, directly or indirectly, either (A) outstanding voting securities representing 50% of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (B) 50% of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(ii)       there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries to an entity, 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iii)       any Exchange Act Person becomes the owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur.

Notwithstanding the foregoing or any other provision of this Plan, the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

“Change in Control Period” means the period commencing one month prior to the Closing and ending 24 months following the Closing.

“Closing” means the initial closing of the Change in Control as defined in the definitive agreement executed in connection with the Change in Control. In the case of a series of transactions constituting a Change in Control, “Closing” means the first closing that satisfies the threshold of the definition for a Change in Control.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

“Committee” means the Remuneration Committee of the Board of Directors of Parent.

“Company” means Greenwich Biosciences, Inc., a Delaware corporation and the wholly-owned subsidiary of Parent, or, following a Change in Control, the surviving entity or acquiring entity (in the case of a Change in Control that is a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries), as applicable, resulting from such event.

“Company Group” means the Company, the Parent and any Group Member (as defined in the LTIP) (and references in the Plan to a “member” of the Company Group shall mean each of the Company, the Parent and every Group Member).

“CIC Termination” means an Involuntary Termination that occurs within the Change in Control Period.

“Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Sections 22(e)(3) of the Code, and will be determined by the Company or on the basis of such medical evidence as the Company deems warranted under the circumstances.

“Effective Date” means February 27, 2017, the date this Plan was approved by the Committee and became effective.

“Equity Award” means each outstanding stock option and other stock-based award (including a Conditional Award, as defined in the LTIP), as applicable, granted under the LTIP.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“Exchange Act Person” means any natural person, entity or “group” (within the meaning of Section 13(d) or 14(d) of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), except that “Exchange Act Person” will not include (i) the Parent, Company or any subsidiary of the Company, (ii) any employee benefit plan of the Parent, Company or any subsidiary of the Company or any trustee or other fiduciary holding securities under such an employee benefit plan, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company; or (v) any natural person, entity or “group” (within the meaning of Section 13(d) or 14(d) of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) that, as of the Effective Date, is the owner, directly or indirectly, of securities of the Company representing 50% of the combined voting power of the Company’s then outstanding securities.

“Full Acceleration” means the vesting and exercisability (if applicable) of each Participant’s Equity Award(s) shall be accelerated in full. For purposes of determining the number of shares that will vest pursuant to Full Acceleration with respect to any Equity Award subject to vesting based on the achievement of performance conditions for which such performance achievement has not occurred as of such acceleration, notwithstanding anything to the contrary in an individual Equity Award Agreement, vesting acceleration shall occur assuming all applicable performance conditions had been fully satisfied on or before the date of such acceleration.

“Involuntary Termination” means a termination of Participant’s continuous service with the Company that is due to (i) a termination by the Company (or Parent, if applicable) without Cause (and other than as a result of the Participant’s death or Disability) or (ii) Participant’s Resignation for Good Reason.

“LTIP” means the GW Pharmaceuticals plc Long-Term Incentive Plan as approved by the shareholders of the Parent on March 18, 2008 and amended most recently on May 5, 2015, as amended from time to time (including any current or future sub plan thereto); provided that, if adopted by the shareholders of Parent in 2017, “LTIP” means the GW Pharmaceuticals plc 2017 Long-Term Incentive Plan, as amended from time to time (including any current or future sub plan thereto). The Plan Administrator may, without the consent of any Participant, update the meaning of “LTIP” (and references to rules therein) to refer to any future long term equity incentive plan adopted by Parent that is maintained to grant future equity incentives to employees of the Company or Parent in lieu of the LTIP described in the foregoing sentence.

“Parent” means GW Pharmaceuticals plc (registered in England and Wales with registered number 4160917).

“Parent CIC” means any of the events described in in LTIP Rule 12.1 (General offers) or Rule 12.2 (Schemes of arrangement and winding-up) (or any successor rules or sections thereto) which amounts to a change in “Control” as defined in the LTIP.

“Participant” means each and every employee of the Company who primarily lives in and works for the Company in the U.S. (and, if specifically approved by the Plan Administrator, any other individual who provides services to the Company) and who has timely executed a Participation Agreement with the Company, if required, as further specified in Section 2(a).

“Participation Agreement” means a written agreement, in such form prepared by the Company, between a Participant and the Company that provides for Severance Benefits and such other terms as the Plan Administrator deems necessary or advisable in accordance with the Plan.

“Plan” means the Greenwich Biosciences, Inc. Change in Control and Severance Benefit Plan.

“Plan Administrator” means the Committee (or its designee) prior to the Closing and the Representative upon and following the Closing, as applicable, as further described in Section 7(a).

“Release” means a general waiver and release of claims in favor of the Company and the Company Group in such form as provided by the Company.

“Representative” means one or more members of the Committee or other persons or entities designated by the Committee (or its designee) prior to or in connection with a Change in Control that will have authority to administer and interpret the Plan upon and following the Closing as provided in Section 7(a).

“Resignation for Good Reason” means, with respect to a particular Participant, the Participant’s resignation from all positions such Participant then holds with the Company and any member of the Company Group, as a result of the occurrence of any of the following events, conditions or actions described in (i) or (ii) below, as applicable, taken by the Company or Company Group member (as applicable) without Cause and without such Participant’s consent:

(i)       with respect to a resignation that is effective prior to Closing: (1) material reduction in such Participant’s authority, duties or responsibilities (and not simply a change in title or reporting relationships); (2) a material reduction of such Participant’s annual base salary, which is a reduction of more than 10% of such base salary (unless pursuant to a salary reduction program that occurs prior to a Change in Control and is applicable generally to the Company’s similarly situated employees); (3) a relocation of such Participant’s principal place of employment with the Company (or successor to the Company, if applicable) to a place that increases such Participant’s one-way commute by more than 35 miles as compared to such Participant’s then-current principal place of employment immediately prior to such relocation (excluding regular travel in the ordinary course of business); or (4) a material breach of the Plan by any successor to the Company or Parent in a Change in Control.

(ii)       with respect to a resignation that is effective upon or following Closing: (1) material reduction in such Participant’s authority, duties or responsibilities (which shall include, but not be limited to, a material reduction in such Participant’s policy or decision making authority or a material reduction in the budget or personnel over which Participant retains authority); (2) a material reduction in the authority, duties or responsibilities of the supervisor to whom the Participant is required to report; (3) a material reduction of such Participant’s annual base salary, which is a reduction of more than 10% of such base salary; (4) a relocation of such Participant’s principal place of employment with the Company (or successor to the Company, if applicable) to a place that increases such Participant’s one-way commute by more than 35 miles as compared to such Participant’s then-current principal place of employment immediately prior to such relocation (excluding regular travel in the ordinary course of business); or (5) a material breach of the Plan by any successor to the Company or Parent in a Change in Control.

In either case of (i) or (ii), as applicable, in order for any Participant’s resignation to constitute a Resignation for Good Reason, the Participant must first give the Company written notice of the action or omission giving rise to “Resignation for Good Reason” within 30 days after the first occurrence thereof; the Company must fail to reasonably cure such action or omission within 30 days after receipt of such notice (the “Cure Period”), and the Participant’s resignation must be effective not later than 30 days after the expiration of such Cure Period.

“RIF Termination” means a termination of Participant’s service with the Company that is (1) due to a termination by the Company (or Parent, if applicable) without Cause (and other than as a result of the Participant’s death or Disability) and (2) in connection with or as a consequence of a reduction-in-force, a determination of redundancy, a reorganization, a restructuring or other corporate operational or financial decision not based primarily on job performance or conduct. A Participant who declines an offer to be transferred to a position with the Company or a member of the Company Group with substantially the same pay and benefits and which would not give rise to the Participant’s right to a Resignation for Good Reason shall not be considered to have suffered a RIF Termination, unless otherwise determined by the Plan Administrator, in its sole discretion.

“Section 409A” means Section 409A of the Code and any state law of similar effect.

“Separation from Service” means a “separation from service,” as such term is defined in U.S. Treasury Regulations Section 1.409A-1(h).

“Severance Benefits” means special discretionary benefits provided to select Participants in the event of an Involuntary Termination, CIC Termination and/or RIF Termination, which are provided in a Participation Agreement.

“Short-Term Deferral Deadline” means, with respect to a payment to the Participant under the Plan, the day that is the 15th day of the third month following the end of the later of (1) Participant’s first taxable year in which such payment is no longer subject to a “substantial risk of forfeiture” (as defined in Section 409A) or (ii) the Company’s (or other service recipient’s, under Section 409A) first taxable year in which such payment is no longer subject to a “substantial risk of forfeiture” (as defined in Section 409A).